

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Chris Hollod
Chief Executive Officer
Tailwind Acquisition Corp.
1545 Courtney Avenue
Los Angeles, CA 90046

> **Re: Tailwind Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 7, 2022**
> **File No. 333-267403**

Dear Chris Hollod:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed November 7, 2022

Material U.S. Federal Income Tax Consequences, page 256

1. We note your response to comment 7 and that you intend that the Merger qualifies as a tax-deferred reorganization pursuant to Section 368(a) of the Code. Please file a tax opinion that supports this conclusion. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 256 to reflect that the discussion reflects the opinion of counsel and is not solely a "summary." Refer to Items 3(k) and 4(a)(6) of Form S-4, Item 601(b)(8) of Regulation S-K, and Section III.A of Staff Legal Bulletin No. 19.

Exhibits

2. We note your response to comment 6. Section 9.3 of Exhibit 4.4 does not state that the exclusive forum provision does not apply to actions arising under the Securities Act. Please revise or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

   You may contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Danielle Scalzo